SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Delhaize Group News # 17 / November 2006

Dear Shareholder,

The third quarter was another solid one for Delhaize Group. We posted very strong sales growth, reflecting a high level of commercial vitality and execution in all our banners. Comparable store sales grew 3.1% in the U.S. and 4.3% in Belgium, and Alfa-Beta in Greece continued its outstanding performance growing sales by more than 15%. In the U.S., Food Lion and Hannaford realized strong sales growth. Organic sales growth for the Group was 6.0%, our highest level in more than five years.

Through our focus on efficiency and cost control, we were able to keep our high margins stable. This was achieved even as we continued our investments in price competitiveness throughout the Group and the important renewal and transformation work in the U.S., particularly at Sweetbay. The cost control also allowed us to offset pressure from higher energy and fuel expenses throughout the Group and higher medical expenses in the U.S. Our overall net profit from continuing operations grew significantly by 18.2% at actual exchange rates.

Delhaize Group’s strategy is strongly focused on the strength of its store concepts and its assortments, convenience and price. Equally important and a key to sustainable profitable growth is excellent execution and cost discipline.

In improving their efficiency, our operating companies look at all aspects of their business: procurement, supply chain, in-store efficiency and support functions.

Food Lion continued to see benefits from its inventory and margin management system, ACIS, and the Customer-Driven Replenishment Project, implemented in one of its major distribution centers. As a consequence, the store order to shelf cycle decreased by 50% and the in-stock conditions during peak shopping hours improved significantly.

Food Lion is also preparing the launch of a major Customer-Driven Merchandising Project that should allow the Company to optimize its assortment on the basis of the segmentation work done during the two previous years. More particularly, state-of-the-art pricing and assortment planogram software will allow us to seize store-specific opportunities.

During the second quarter, Food Lion completed the integration of Harveys’ supply chain into its own logistic network. Since early June, all Harveys stores are supplied from Food Lion distribution centers. In the coming months, Harveys’ retail operations will be fully integrated into Food Lion’s processes and systems.

At Hannaford, action was undertaken to structurally reduce expenses, particularly at its head office. These initiatives allowed Hannaford to increase its price competitiveness while protecting its high profitability. In the first half of 2006, Hannaford launched “My Tasks”, a new store management communication system to improve execution of sales and other programs at retail by providing clear, concise instructions and measuring performance.

Delhaize Belgium continued to roll out different applications to improve the efficiency of its operations. Its distribution center for dairy products was equipped with a new warehouse management system. The ACIS system is now rolled out in Belgium, and the organization is learning to optimize its use.

Our operating companies continued to focus on energy reduction. This is particularly important in the light of the increased energy prices. Food Lion recently had its 600th store labeled as an Energy Star store, a recognition of its energy efficiency.

Discipline is not only crucial in our day-to-day operations, but also in the management of our portfolio of activities. We have decided to sell Delvita, our Czech business, to Rewe for EUR 100 million. Although this was a difficult decision, we believe that the combination of Delvita and Billa, the supermarket business of Rewe, will create a more competitive entity in the Czech market and provide continuity and opportunities for our Delvita associates in the new organization. At the same time, it will allow us to focus our resources on higher opportunity markets.

In conclusion, our Q3 results and the wide range of initiatives we are working on illustrate that our management teams can add value and grow our business through continued focus on our current strategy.

/s/ Pierre-Olivier Beckers

Pierre-Olivier Beckers

President & CEO, Delhaize Group

Delhaize Group Result First Nine Months of 2006

in millions (except EPS)	In USD YTD 2006	YTD 2006	In EUR YTD 2005	Change
Net sales and other revenue	17,896.2	14,377.9	13,450.4	+6.9%
Operating profit	851.3	683.9	635.3	+7.7%
Operating margin	4.8%	4.8%	4.7%	—
Net profit from continued operations	377.8	303.5	254.8	+19.1%
Net profit	295.2	237.2	247.9	-4.3%
Basic net earnings per share (in EUR/USD)	3.12	2.50	2.64	-5.2%

Delhaize Group News # 17 / November 2006

Hannaford Makes Nutritious Shopping Simple

In September 2006, Hannaford, Delhaize Group’s operating company in the Northeastern U.S., launched Guiding Stars, an in-store nutrition navigation system. Guiding Stars makes it easier for interested shoppers to choose more nutritious foods.

An increasing number of consumers are conscious about the importance of healthy lifestyles. However, when it comes to choosing nutritious food products, they often get lost in the abundance of information and conflicting claims. To help its customers in making healthy food choices, Hannaford created Guiding Stars.

After more than two years of research with 3,000 consumers, Guiding Stars offers customers an easy to understand, science-based system that helps them find food that offers the most nutrition for the calories.

Hannaford analyzed more than 27,000 products, including all brands, produce, meats, deli, bakery and packaged goods and awarded them zero, one, two or three points, based on their nutritional value. Foods receive positive points for nutrients such as vitamins, minerals, dietary fiber and whole grains, and get negative points for ingredients such as trans fat, saturated fats, cholesterol, added sugar and added salt.

The formula used for this analysis was developed by a scientific advisory panel including experts from the University of North

Carolina, Dartmouth School of Medicine, Tufts University, the Muskie School of Public Service at the University of Southern Maine, Harvard University and the University of California-Davis. The panel drew from its own expertise and extensive research from health organizations, including the U.S. Food and Drug Administration, U.S. Department of Agriculture, U.S. Department of Health and Human Services, National Academies of Science, and the World Health Organization.

The system features a symbol of a figure with one, two or three stars, which is on food shelf tags throughout all Hannaford stores. One star means “good”, two stars mean “better” and three stars “best” nutritional value. In addition to the shelf tags, customers can find information in brochures, on tip cards, posters and the Hannaford website.

As the first-ever U.S. storewide nutrition navigation program, Guiding Stars received substantial positive media coverage, both nationally and within Hannaford’s trade areas. Consumers responded very favorably to the system, particularly praising its ease of use.

The Q3 2006 Results: Highlights

•	Strong comparable store sales growth in the U.S. (+3.1%) and in Belgium (+4.3%)

•	High organic sales growth of 6.0%

•	Stable operating margin

•	Net profit from continuing operations grows by 18.2% at actual exchange rates

IFRS, in millions except per share amounts	In USD Q3 2006	Q3 2006	In EUR Q3 2005	Change
Net sales and other revenues	6,134.7	4,812.6	4,682.2	+2.8%
Cost of sales	(4,597.1)	(3,606.8)	(3,495.4)	+3.2%
Gross profit	1,537.6	1,205.8	1,186.8	+1.6%
Gross margin	25.1%	25.1%	25.3%	—
Other operating income	26.8	21.1	16.9	+24.4%
Selling, general and administrative expenses	(1,267.8)	(994.3)	(971.0)	+2.4%
Other operating expenses	(4.2)	(3.2)	(8.5)	-61.9%
Operating profit	292.4	229.4	224.2	+2.3%
Operating margin	4.8%	4.8%	4.8%	—
Finance costs	(89.4)	(70.0)	(82.8)	-15.5%
Income from investments	4.4	3.4	7.0	-51.6%
Profit before taxes and discontinued operations	207.4	162.8	148.4	+9.7%
Income tax expense	(69.1)	(54.0)	(56.4)	-4.1%
Net profit from continuing operations	138.3	108.8	92.0	+18.2%
Result from discontinued operations, net of tax	(76.5)	(61.4)	(1.4)	N/A
Net profit before minority interests	61.8	47.4	90.6	-47.7%
Net profit attributable to minority interests	2.6	2.1	0.9	+148.2%
Net profit (group share)	59.2	45.3	89.7	-49.6%
Basic net profit per share (in EUR)	0.62	0.48	0.95	-50.1%
Diluted net profit per share (in EUR)	0.61	0.47	0.91	-48.9%

The press release on Delhaize Group’s Q3 2006 results is available in English, French and Dutch on the Delhaize Group website, www.delhaizegroup.com, or it can be obtained from the Investor Relations Department.

Shareholder Information

Financial Calendar	Contacts & Inquiries
> 2006 sales: January 18, 2007
> 2006 full year results: March 15, 2007	Delhaize Group	Delhaize Group
> 2007 first quarter results: May 9, 2007	Investor Relations	Investor Relations
> 2007 second quarter results: August 9, 2007	40, Square Marie Curie	P.O. Box 1330
> 2007 third quarter results: November 8, 2007	1070 Brussels	Salisbury, NC
	Belgium	28145-1330
Ticker Symbol	Tel: +32 2 412 21 51	United States
> Ordinary shares (Euronext Brussels): DELB	Fax: +32 2 412 29 76	Tel: +1 704 633 8250,
> ADRs (NYSE): DEG	investor@delhaizegroup.com	ext 3398
Fax: +1 704 645 2050
Transfer Agent for ADRs
> The Bank of New York P.O. Box 11258 New York, NY 10286-1258 Toll-free Ph#: 1-877-853-2191 shareowners@bankofny.com

>       Information regarding Delhaize Group (including press releases, annual reports and share price) can be found on Delhaize Group’s website www.delhaizegroup.com. It also offers the possibility to subscribe to email alerts on various topics: agendas of the general meetings, press releases, projects of modifications of Articles of Association, special

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Where to Find Delhaize Group Stock Quotes
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Cautionary Note Concerning Forward-Looking Statements

Statements that are included or incorporated by reference in this newsletter and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2005 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: December 15, 2006	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President